                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                              ---------------------


                                    FORM 11-K



              ( X ) Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

                     Commission file Nos. 2-83724, 33-12324,
                              33-38267 and 33-55587


                              ---------------------



                   For the Fiscal Year Ended December 31, 1998

                            TRANSAMERICA CORPORATION
                          EMPLOYEES STOCK SAVINGS PLAN

                            (Full Title of the Plan)









                            TRANSAMERICA CORPORATION
                              600 Montgomery Street
                         San Francisco, California 94111


                     (Name of Issuer of the Securities Held
                      Pursuant to the Plan and the Address
                       of its Principal Executive Office)

Required information:

     (a)  Financial statements filed as a part of this report:

             Report of Ernst & Young LLP, Independent Auditors
             Statement of Net Assets Available for Plan Benefits
                 December 31, 1998 and 1997
             Statement of Changes in Net Assets Available for Plan Benefits
                 - Years ended December 31, 1998, 1997 and 1996
             Notes to Financial Statements - December 31, 1998

     (b) Exhibit filed as a part of this report:

             23.1 Consent of Ernst & Young LLP to the incorporation by reference of their report dated February 18, 1999 in Transamerica Corporation's Registration
                      Statements on Form S-8 (File Nos. 2-83724,
                      33-12324, 33-38267 and 33-55587).


                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

TRANSAMERICA CORPORATION
EMPLOYEES STOCK SAVINGS PLAN
(Name of Plan)



Burton E. Broome
Vice President and Controller
Transamerica Corporation

For the Transamerica Corporation Employees Stock
Savings Plan Administration Committee


Date:  March 29, 1999

                              FINANCIAL STATEMENTS


                                       For


                           ANNUAL REPORT ON FORM 11-K







                            TRANSAMERICA CORPORATION

                          EMPLOYEES STOCK SAVINGS PLAN




                          Year Ended December 31, 1998

                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS





Board of Directors
Transamerica Corporation
San Francisco, California


We have audited the accompanying statements of net assets available for plan benefits of Transamerica Corporation Employees Stock Savings Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.




                                                  Ernst & Young LLP

Los Angeles, California
February 18, 1999

                                                      TRANSAMERICA CORPORATION
                                                    EMPLOYEES STOCK SAVINGS PLAN

                                         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                          December 31, 1998
                                                            (Part 1 of 2)
                                            Transamerica                                                                Transamerica
                                             Corporation                   Transamerica                  Transamerica      Premier
                                               Common       Transamerica       Fixed      Transamerica      Equity          Cash
                                                Stock           Bond          Income         Equity          Index        Reserve
                                                Fund            Fund           Fund           Fund           Fund           Fund
                                             ------------   ------------   ------------   ------------   ------------   ------------

Investments:
  Transamerica Corporation
    Common Stock--at fair value
    (cost $128,640,042 for
    4,999,062 shares) ....................   $288,695,861
  Transamerica Bond Fund--at
    fair value (cost $6,414,194
    for 494,562 shares) ..................                  $  8,541,094
  Transamerica Fixed Income
    Fund--at cost, which
    approximates fair value ..............                                 $ 36,926,864
  Transamerica Equity Fund--at
    fair value (cost $35,597,149
    for 2,766,493 shares) ................                                                $ 96,716,602
  Transamerica Equity Index
    Fund--at fair value (cost
    $7,843,684 for 533,590
    shares) ..............................                                                               $ 15,596,845
  Transamerica Premier Cash
    Reserve Fund--at cost, which
    approximates fair value ..............                                                                              $ 11,088,067
  Dodge & Cox Balanced Fund--at
    fair value (cost $9,880,529
    for 191,770 shares)
  T. Rowe Price Equity Income
    Fund--at fair value (cost
    $12,926,350 for 697,907
    shares) ..............................
  American EuroPacific Growth
    Fund--at fair value (cost
    $1,038,578 for 35,983
    shares) ..............................
  Loans to participants
                                             ------------   ------------   ------------   ------------   ------------   ------------

  Total investments ......................    288,695,861      8,541,094     36,926,864     96,716,602     15,596,845     11,088,067
Cash .....................................      4,790,806
Dividends receivable .....................      1,249,766
                                             ------------   ------------   ------------   ------------   ------------   ------------

         NET ASSETS AVAILABLE
            FOR PLAN BENEFITS ............   $294,736,433   $  8,541,094   $ 36,926,864   $ 96,716,602   $ 15,596,845   $ 11,088,067
                                             ============   ============   ============   ============   ============   ============

        APPROXIMATE NUMBER OF
      PARTICIPATING EMPLOYEES ............          7,400          1,400          2,800          4,700          2,600            900
                                             ============   ============   ============   ============   ============   ============

See notes to financial statements

                                                      TRANSAMERICA CORPORATION
                                                    EMPLOYEES STOCK SAVINGS PLAN

                                         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                          December 31, 1998
                                                            (Part 2 of 2)

                                                                     T.Rowe
                                                    Dodge             Price           American
                                                    & Cox             Equity         EuroPacific
                                                   Balanced           Income           Growth          Participant
                                                     Fund              Fund             Fund              Loans            Total
                                                ------------      ------------      ------------      ------------      ------------

Investments:
  Transamerica Corporation
    Common Stock--at fair value
    (cost $128,640,042 for
    4,999,062 shares) ....................                                                                              $288,695,861
  Transamerica Bond Fund--at
    fair value (cost $6,414,194
    for 494,562 shares) ..................                                                                                 8,541,094
  Transamerica Fixed Income
    Fund--at cost, which
    approximates fair value ..............                                                                                36,926,864
  Transamerica Equity Fund--at
    fair value (cost $35,597,149
    for 2,766,493 shares) ................                                                                                96,716,602
  Transamerica Equity Index
    Fund--at fair value (cost
    $7,843,684 for 533,590
    shares) ..............................                                                                                15,596,845
  Transamerica Premier Cash
    Reserve Fund--at cost, which
    approximates fair value ..............                                                                                11,088,067
  Dodge & Cox Balanced Fund--at
    fair value (cost $9,880,529
    for 191,770 shares) ..................      $ 12,507,231                                                              12,507,231
  T. Rowe Price Equity Income
    Fund--at fair value (cost
    $12,926,350 for 697,907
    shares) ..............................                        $ 18,368,916                                            18,368,916
  American EuroPacific Growth
    Fund--at fair value (cost
    $1,038,578 for 35,983
    shares) ..............................                                          $  1,021,928                           1,021,928
  Loans to participants ..................                                                            $ 11,749,722        11,749,722
                                                ------------      ------------      ------------      ------------      ------------

  Total investments ......................        12,507,231        18,368,916         1,021,928        11,749,722       501,213,130
Cash .....................................                                                                                 4,790,806
Dividends receivable .....................                                                                                 1,249,766
                                                ------------      ------------      ------------      ------------      ------------

         NET ASSETS AVAILABLE
            FOR PLAN BENEFITS ............      $ 12,507,231      $ 18,368,916      $  1,021,928      $ 11,749,722      $507,253,702
                                                ============      ============      ============      ============      ============

        APPROXIMATE NUMBER OF
      PARTICIPATING EMPLOYEES ............             2,200             2,600               200             1,400
                                                ============      ============      ============      ============

See notes to financial statements

                                                      TRANSAMERICA CORPORATION
                                                    EMPLOYEES STOCK SAVINGS PLAN

                                         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                          December 31, 1997
                                                            (Part 1 of 2)
                                             Transamerica                                                               Transamerica
                                              Corporation                  Transamerica                  Transamerica      Premier
                                                Common      Transamerica      Fixed       Transamerica      Equity          Cash
                                                 Stock          Bond          Income         Equity          Index         Reserve
                                                 Fund           Fund           Fund           Fund           Fund           Fund
                                             ------------   ------------   ------------   ------------   ------------   ------------

Investments:
  Transamerica Corporation
    Common Stock--at fair value
    (cost $124,038,350 for
    5,342,312 shares) ....................   $284,478,052
  Transamerica Bond Fund--at
    fair value (cost $5,353,136
    for 429,736 shares) ..................                  $  6,788,580
  Transamerica Fixed Income
    Fund--at cost, which
    approximates fair value ..............                                 $ 40,025,704
  Transamerica Equity Fund--at
    fair value (cost $32,130,495
    for 2,658,247 shares) ................                                                $ 64,364,928
  Transamerica Equity Index
    Fund--at fair value (cost
    $6,479,547 for 481,144
    shares) .............................                                                                $ 10,968,966
  Transamerica Premier Cash
    Reserve Fund--at cost, which
    approximates fair value .............                                                                               $  6,382,160
  Dodge & Cox Balanced Fund--at
    fair value (cost $9,736,555
    for 189,048 shares) .................
  T. Rowe Price Equity Income
    Fund--at fair value (cost
     $13,481,650 for 716,019
     shares) ............................
  Loans to participants
                                             ------------   ------------   ------------   ------------   ------------   ------------

  Total investments .....................     284,478,052      6,788,580     40,025,704     64,364,928     10,968,966      6,382,160

Cash ....................................       2,292,229
Dividends receivable ....................       1,346,339
                                             ------------   ------------   ------------   ------------   ------------   ------------

         NET ASSETS AVAILABLE
            FOR PLAN BENEFITS ............   $288,116,620   $  6,788,580   $ 40,025,704   $ 64,364,928   $ 10,968,966   $  6,382,160
                                             ============   ============   ============   ============   ============   ============

        APPROXIMATE NUMBER OF
      PARTICIPATING EMPLOYEES ............          6,700          1,200          2,900          3,900          2,000            800
                                             ============   ============   ============   ============   ============   ============


See notes to financial statements

                                                      TRANSAMERICA CORPORATION
                                                    EMPLOYEES STOCK SAVINGS PLAN

                                         STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                          December 31, 1997
                                                            (Part 2 of 2)

                                                     T.Rowe
                                       Dodge          Price
                                       & Cox         Equity
                                     Balanced        Income       Participant
                                       Fund           Fund           Loans          Total
                                   ------------   ------------   ------------   ------------

Investments:
  Transamerica Corporation
    Common Stock--at fair value
    (cost $124,038,350 for
    5,342,312 shares) ..........                                                $284,478,052
  Transamerica Bond Fund--at
    fair value (cost $5,353,136
    for 429,736 shares) ........                                                   6,788,580
  Transamerica Fixed Income
    Fund--at cost, which
    approximates fair value ....                                                  40,025,704
  Transamerica Equity Fund--at
    fair value (cost $32,130,495
    for 2,658,247 shares) ......                                                  64,364,928
  Transamerica Equity Index
    Fund--at fair value (cost
    $6,479,547 for 481,144
    shares) ....................                                                  10,968,966
  Transamerica Premier Cash
    Reserve Fund--at cost, which
    approximates fair value ....                                                   6,382,160
  Dodge & Cox Balanced Fund--at
    fair value (cost $9,736,555
    for 189,048 shares) ........   $ 12,624,626                                   12,624,626
  T. Rowe Price Equity Income
    Fund--at fair value (cost
    $13,481,650 for 716,019
    shares) ....................                  $ 18,666,621                    18,666,621
  Loans to participants ........                                 $ 11,594,351     11,594,351
                                   ------------   ------------   ------------   ------------

  Total investments ............     12,624,626     18,666,621     11,594,351    455,893,988

Cash ...........................                                                   2,292,229
Dividends receivable ...........                                                   1,346,339
                                   ------------   ------------   ------------   ------------

         NET ASSETS AVAILABLE
            FOR PLAN BENEFITS ..   $ 12,624,626   $ 18,666,621   $ 11,594,351   $459,532,556
                                   ============   ============   ============   ============

        APPROXIMATE NUMBER OF
      PARTICIPATING EMPLOYEES ..          2,000          2,400          1,500
                                   ============   ============   ============


See notes to financial statements

                                                      TRANSAMERICA CORPORATION
                                                    EMPLOYEES STOCK SAVINGS PLAN

                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                    Year Ended December 31, 1998
                                                            (Part 1 of 2)


                                  Transamerica                                                                        Transamerica
                                  Corporation                       Transamerica                     Transamerica        Premier
                                     Common        Transamerica        Fixed        Transamerica        Equity             Cash
                                     Stock            Bond             Income          Equity            Index            Reserve
                                     Fund             Fund              Fund            Fund             Fund              Fund
                                 -------------    -------------    -------------    -------------    -------------    -------------

ADDITIONS
Net investment income:
 Interest .....................  $     148,579                     $   2,477,937                                      $     463,477
 Dividend .....................      5,046,600
                                 -------------    -------------    -------------    -------------    -------------    -------------

       Net investment income ..      5,195,179                         2,477,937                                            463,477
Net realized investment gain
  and change in net unrealized
  appreciation of investments .     23,918,357    $     691,456                     $  28,885,020    $   3,263,742
Contributions:
  Participants ................      3,646,266          650,241        1,142,332        8,859,113        2,608,074          905,045
  Loan repayments .............      1,518,169          154,386          594,058        1,785,994          363,483           94,744
  Employer (reduced by
    forfeitures of $251,062) ..      9,455,735
Interfund transfers ...........     (5,907,823)       1,446,057          874,103         (173,014)        (172,641)       6,385,181
Loan advances .................     (1,872,554)        (110,054)        (721,497)      (1,640,200)        (337,564)        (138,821)
                                 -------------    -------------    -------------    -------------    -------------    -------------

       Total additions ........     35,953,329        2,832,086        4,366,933       37,716,913        5,725,094        7,709,626

DEDUCTIONS
Distributions to participants:
  Securities at fair value ....     29,333,516        1,079,572                         5,365,239        1,097,215
  Cash ........................                                        7,465,773                                          3,003,719
                                 -------------    -------------    -------------    -------------    -------------    -------------

       Total Deductions .......     29,333,516        1,079,572        7,465,773        5,365,239        1,097,215        3,003,719
                                 -------------    -------------    -------------    -------------    -------------    -------------

Net additions/(deductions) ....      6,619,813        1,752,514       (3,098,840)      32,351,674        4,627,879        4,705,907
Net assets available for plan
  benefits at December 31, 1997    288,116,620        6,788,580       40,025,704       64,364,928       10,968,966        6,382,160
                                 -------------    -------------    -------------    -------------    -------------    -------------


         NET ASSETS AVAILABLE
         FOR PLAN BENEFITS AT
            DECEMBER 31, 1998 .  $ 294,736,433    $   8,541,094    $  36,926,864    $  96,716,602    $  15,596,845    $  11,088,067
                                 =============    =============    =============    =============    =============    =============




See notes to financial statements

                                                      TRANSAMERICA CORPORATION
                                                    EMPLOYEES STOCK SAVINGS PLAN

                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                    Year Ended December 31, 1998
                                                            (Part 2 of 2)


                                                                   T.Rowe
                                                  Dodge             Price           American
                                                  & Cox             Equity         EuroPacific
                                                 Balanced           Income            Growth         Participant
                                                   Fund              Fund              Fund             Loans              Total
                                               -------------     -------------     -------------     -------------     -------------

ADDITIONS
Net investment income:
   Interest ...............................                                                          $   1,011,920     $   4,101,913
   Dividend ...............................    $   1,103,450     $   1,406,739     $      38,865                           7,595,654
                                               -------------     -------------     -------------     -------------     -------------


     Net investment income ................        1,103,450         1,406,739            38,865         1,011,920        11,697,567
Net realized investment gain
   and change in net unrealized
   appreciation of investments ............         (261,369)          257,595           (16,650)                         56,738,151
Contributions:
   Participants ...........................        1,739,115         2,298,943            91,568                          21,940,697
   Loan repayments ........................          318,932           452,729            12,933        (5,295,428)
   Employer (reduced by
         forfeitures of $251,062) .........                                                                                9,455,735
Interfund transfers .......................         (952,787)       (2,409,586)          910,510
Loan advances .............................         (277,352)         (409,029)           (8,992)        5,516,063
                                               -------------     -------------     -------------     -------------     -------------

     Total additions ......................        1,669,989         1,597,391         1,028,234         1,232,555        99,832,150

DEDUCTIONS
Distributions to participants:
   Securities at fair value ...............        1,787,384         1,895,096             6,306                          40,564,328
   Cash ...................................                                                              1,077,184        11,546,676
                                               -------------     -------------     -------------     -------------     -------------

                 Total Deductions .........        1,787,384         1,895,096             6,306         1,077,184        52,111,004
                                               -------------     -------------     -------------     -------------     -------------

Net additions/(deductions) ................         (117,395)         (297,705)        1,021,928           155,371        47,721,146
Net assets available for plan
   benefits at December 31, 1997 ..........       12,624,626        18,666,621                          11,594,351       459,532,556
                                               -------------     -------------     -------------     -------------     -------------


         NET ASSETS AVAILABLE
         FOR PLAN BENEFITS AT
            DECEMBER 31, 1998 .............    $  12,507,231     $  18,368,916     $   1,021,928     $  11,749,722     $ 507,253,702
                                               =============     =============     =============     =============     =============




See notes to financial statements

                                                      TRANSAMERICA CORPORATION
                                                    EMPLOYEES STOCK SAVINGS PLAN

                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                    Year Ended December 31, 1997
                                                            (Part 1 of 2)


                                      Transamerica                                                                    Transamerica
                                       Corporation                    Transamerica                    Transamerica      Premier
                                         Common       Transamerica        Fixed       Transamerica      Equity            Cash
                                          Stock           Bond           Income          Equity          Index          Reserve
                                          Fund            Fund            Fund            Fund            Fund            Fund
                                      -------------   -------------   -------------   -------------   -------------   -------------

ADDITIONS
Net investment income:
   Interest                           $     102,535                   $   2,904,243                                   $     294,734
   Dividend                               5,584,060
                                      -------------                   -------------                                   -------------

     Net investment income                5,686,595                       2,904,243                                         294,734
Net realized investment gain
   and change in net unrealized
   appreciation of investments ..        78,430,497   $     627,692                   $  17,857,815   $   2,429,150
Contributions:
   Participants                           3,503,041         566,340       1,339,561       5,226,721       1,519,012         872,708
   Loan repayments                        1,493,445         113,743         662,469       1,348,247         253,585         137,620
   Employer (reduced by
         forfeitures of $201,672)         8,107,187
Interfund transfers                     (13,113,058)        316,938      (3,069,834)     10,085,860       1,020,707       2,531,524
Loan advances                            (2,550,674)       (146,591)       (830,039)     (1,479,063)       (313,290)       (167,360)
                                      -------------   -------------   -------------   -------------   -------------   -------------

     Total additions                     81,557,033       1,478,122       1,006,400      33,039,580       4,909,164       3,669,226

DEDUCTIONS
Distributions to participants:
   Securities at fair value .....        33,662,827         310,424                       5,512,588         925,174
   Cash                                                                   6,711,640                                       1,774,060
                                      -------------   -------------   -------------   -------------   -------------   -------------

                 Total Deductions        33,662,827         310,424       6,711,640       5,512,588         925,174       1,774,060
                                      -------------   -------------   -------------   -------------   -------------   -------------

Net additions/(deductions) ......        47,894,206       1,167,698      (5,705,240)     27,526,992       3,983,990       1,895,166
Net assets available for plan
   benefits at December 31, 1996        240,222,414       5,620,882      45,730,944      36,837,936       6,984,976       4,486,994
                                      -------------   -------------   -------------   -------------   -------------   -------------


         NET ASSETS AVAILABLE
         FOR PLAN BENEFITS AT
            DECEMBER 31, 1997 ...     $ 288,116,620   $   6,788,580   $  40,025,704   $  64,364,928   $  10,968,966   $   6,382,160
                                      =============   =============   =============   =============   =============   =============




See notes to financial statements

                                                      TRANSAMERICA CORPORATION
                                                    EMPLOYEES STOCK SAVINGS PLAN

                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                    Year Ended December 31, 1997
                                                            (Part 2 of 2)


                                                                                 T.Rowe
                                                                Dodge             Price
                                                               & Cox              Equity
                                                              Balanced            Income           Participant
                                                                Fund               Fund                Loans               Total
                                                           -------------       -------------       -------------       -------------

ADDITIONS
Net investment income:
   Interest ..................................                                                     $     901,583       $   4,203,095
   Dividend ..................................             $     940,749       $   1,804,013                               8,328,822
                                                           -------------       -------------       -------------       -------------

     Net investment income ...................                   940,749           1,804,013             901,583          12,531,917
Net realized investment gain
   and change in net unrealized
   appreciation of investments ...............                 1,156,483           2,355,274                             102,856,911
Contributions:
   Participants ..............................                 1,490,489           1,837,758                              16,355,630
   Loan repayments ...........................                   281,426             477,575          (4,768,110)
   Employer (reduced by
         forfeitures of $201,672) ............                                                                             8,107,187
Interfund transfers ..........................                   763,070           1,464,793
Loan advances ................................                  (325,815)           (529,064)          6,341,896
                                                           -------------       -------------       -------------       -------------

     Total additions .........................                 4,306,402           7,410,349           2,475,369         139,851,645

DEDUCTIONS
Distributions to participants:
   Securities at fair value ..................                 1,211,278           2,246,163                              43,868,454
   Cash ......................................                                                         1,274,812           9,760,512
                                                           -------------       -------------       -------------       -------------

                 Total Deductions ............                 1,211,278           2,246,163           1,274,812          53,628,966
                                                           -------------       -------------       -------------       -------------

Net additions/(deductions) ...................                 3,095,124           5,164,186           1,200,557          86,222,679
Net assets available for plan
   benefits at December 31, 1996 .............                 9,529,502          13,502,435          10,393,794         373,309,877
                                                           -------------       -------------       -------------       -------------


         NET ASSETS AVAILABLE
         FOR PLAN BENEFITS AT
            DECEMBER 31, 1997 ................             $  12,624,626       $  18,666,621       $  11,594,351       $ 459,532,556
                                                           =============       =============       =============       =============



See notes to financial statements

                                                      TRANSAMERICA CORPORATION
                                                    EMPLOYEES STOCK SAVINGS PLAN

                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                    Year Ended December 31, 1996
                                                            (Part 1 of 2)


                                       Transamerica                                                                       John
                                        Corporation                   Transamerica                    Transamerica       Hancock
                                          Common      Transamerica       Fixed        Transamerica       Equity           Cash
                                           Stock          Bond           Income          Equity           Index          Reserve
                                           Fund           Fund            Fund            Fund            Fund            Fund
                                      -------------   -------------   -------------   -------------   -------------   -------------

ADDITIONS
Net investment income:
   Interest ........................  $     112,978                   $   3,129,336                                   $     148,801
   Dividend ........................      6,067,765
                                      -------------                   -------------                   -------------   -------------

            Net investment income ..      6,180,743                       3,129,336                                         148,801
Net realized investment gain
   and change in net unrealized
   appreciation of investments .....     19,277,864   $     160,366                   $   7,704,638   $   1,069,229
Contributions:
   Participants ....................      4,163,875         663,775       1,672,291       4,033,844         987,603         281,951
   Loan repayments .................      1,365,567         120,734         671,760         885,340         160,538          68,190
   Employer (reduced by for-
     feitures of $324,244) .........      8,504,613
   Defaulted loans
Interfund transfers ................     (6,906,438)        313,611      (1,551,915)      3,217,194       1,166,937      (2,854,188)
Loan advances ......................     (2,333,277)       (235,212)     (1,355,182)       (951,122)       (266,513)       (109,261)
                                      -------------   -------------   -------------   -------------   -------------   -------------

                  Total additions ..     30,252,947       1,023,274       2,566,290      14,889,894       3,117,794      (2,464,507)

DEDUCTIONS
Distributions to participants:
   Securities, at fair value .......     16,110,620         184,830                       1,933,597         372,270
   Cash ............................         98,754                       5,337,785                                         792,411
                                      -------------   -------------   -------------   -------------   -------------   -------------

                 Total deductions ..     16,209,374         184,830       5,337,785       1,933,597         372,270         792,411
                                      -------------   -------------   -------------   -------------   -------------   -------------

Net additions/(deductions) .........     14,043,573         838,444      (2,771,495)     12,956,297       2,745,524      (3,256,918)
Net assets available for plan
   benefits at December 31, 1995 ...    226,178,841       4,782,438      48,502,439      23,881,639       4,239,452       3,256,918
                                      -------------   -------------   -------------   -------------   -------------   -------------

   NET ASSETS AVAILABLE
   FOR PLAN BENEFITS AT
   DECEMBER 31, 1996 ...............  $ 240,222,414   $   5,620,882   $  45,730,944   $  36,837,936   $   6,984,976   $
                                      =============   =============   =============   =============   =============   =============



See notes to financial statements


                                                      TRANSAMERICA CORPORATION
                                                    EMPLOYEES STOCK SAVINGS PLAN

                                   STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                                    Year Ended December 31, 1996
                                                            (Part 2 of 2)


                                               Transamerica                           T.Rowe
                                                 Premier            Dodge             Price
                                                   Cash             & Cox             Equity
                                                 Reserve           Balanced           Income          Participant
                                                   Fund              Fund              Fund              Loans             Total
                                               -------------     -------------     -------------     -------------     -------------

ADDITIONS
Net investment income:
   Interest ...............................    $      16,194                                         $     747,490     $   4,154,799
   Dividend ...............................                      $     312,471     $     385,916                           6,766,152
                                               -------------     -------------     -------------     -------------     -------------

     Net investment income ................           16,194           312,471           385,916           747,490        10,920,951
Net realized investment gain
   and change in net unrealized
   appreciation of investments ............                            874,499         1,602,535                          30,689,131
Contributions:
   Participants ...........................           26,486         1,210,012         1,483,319                          14,523,156
   Loan repayments ........................           13,708           218,638           309,833        (3,814,308)
   Employer (reduced by for-
     feitures of $324,244) ................                                                                                8,504,613
   Defaulted loans ........................                                                                376,919           376,919
Interfund transfers .......................        4,450,966           412,665         1,751,168
Loan advances .............................          (10,003)         (274,858)         (385,385)        5,920,813
                                               -------------     -------------     -------------     -------------     -------------

     Total additions ......................        4,497,351         2,753,427         5,147,386         3,230,914        65,014,770

DEDUCTIONS
Distributions to participants:
   Securities, fair value .................                            686,725           596,342                          19,884,384
   Cash ...................................           10,357                                               748,612         6,987,919
                                               -------------     -------------     -------------     -------------     -------------

     Total deductions .....................           10,357           686,725           596,342           748,612        26,872,303
                                               -------------     -------------     -------------     -------------     -------------

Net additions/(deductions) ................        4,486,994         2,066,702         4,551,044         2,482,302        38,142,467
Net assets available for plan
   benefits at December 31, 1995 ..........                          7,462,800         8,951,391         7,911,492       335,167,410
                                               -------------     -------------     -------------     -------------     -------------

   NET ASSETS AVAILABLE
   FOR PLAN BENEFITS AT
   DECEMBER 31, 1996 ......................    $   4,486,994     $   9,529,502     $  13,502,435     $  10,393,794     $ 373,309,877
                                               =============     =============     =============     =============     =============


See notes to financial statements

Page 15
                            TRANSAMERICA CORPORATION
                          EMPLOYEES STOCK SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                December 31, 1998


NOTE A--Description of the Plan


     The Transamerica Corporation Employees Stock Savings Plan (the Plan) is a profit-sharing plan with provisions for pretax salary deferrals under Section 401(k) of the Internal Revenue Code (the Code). (Prior to January 1, 1994, the Plan was an employee stock ownership plan which permitted Section 401(k) salary deferrals.) Substantially all salaried employees of Transamerica Corporation (the Corporation) and its subsidiaries may participate immediately upon hire. However, prior to January 1, 1998 completion of one year of service was required for participation. Subject to certain restrictions, participants generally may defer 1% to 6% of their salaries and contribute that amount to the Plan. These salary deferrals are matched at 75% by employer contributions. Effective January 1, 1999, most eligible employees are permitted to defer an additional 1% to 6% of their salaries as contributions to the Plan. These additional contributions are not matched by the employer.

       Participant contributions under the Plan are invested, as directed by the participant, in any of nine investment alternatives: the Transamerica Corporation Common Stock Fund, the Transamerica Premier Cash Reserve Fund, the Transamerica Bond Fund, the Dodge & Cox Balanced Fund, the T. Rowe Price Equity Income Fund, the American EuroPacific Growth Fund (which was added in March of
1998), the Transamerica Fixed Income Fund, the Transamerica Equity Index Fund, and the Transamerica Equity Fund. All employer matching contributions are invested in the Transamerica Corporation Common Stock Fund. Participants age 60 or older may redirect the investment of all or part of their employer matching contributions from the Transamerica Corporation Common Stock Fund to any of the other available investment alternatives. Effective March 5, 1999, this age 60 requirement was eliminated. Any participant may redirect the investment of all or part of their employer matching account after March 5, 1999.

       Eligible participants may, subject to certain restrictions, apply for loans from their plan accounts. Loan repayments are deposited back into the participant's plan accounts and allocated to the various investment funds according to the participant's election for allocation of pretax contributions. Loans from the employer matching account are not permitted.

       The Corporation and its participating subsidiaries, including Transamerica Life Insurance and Annuity Company (the issuer of the group pension contract under which the Transamerica Fixed Income Fund is maintained and the sponsoring company for the Transamerica Bond Fund, Transamerica Equity Fund and Transamerica Equity Index Fund) and Transamerica Security Sales Corporation Inc. (The underwriter of the Transamerica Premier Cash Reserve Fund), are defined as parties in interest with respect to the Plan under the Employee Retirement Income Security Act of 1974 (ERISA). Transactions between the Plan and such parties in interest are intended to qualify for one or more of the prohibited transaction exemptions under ERISA.

       The Plan provides that participants acquire a vested interest in the employer account balances based upon their years of service with the Corporation or its participating subsidiaries. If a participant terminates employment before full vesting, the nonvested portion of the participant's interest will be forfeited. The Corporation has the right to change or terminate the Plan at any time. In the event the Plan is terminated, the Plan provides for full vesting of all participants' employer account balances.

Page 16
                            TRANSAMERICA CORPORATION
                          EMPLOYEES STOCK SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (Continued)

                                December 31, 1998


NOTE B--Significant Accounting Policies


       Accounting for Investments: The Plan's investment in the Transamerica Corporation Common Stock Fund is valued at the closing price on the last business day of the year on the New York Stock Exchange Composite Transactions.

       The Transamerica Fixed Income Fund is valued at cost plus accrued interest income and the Transamerica Premier Cash Reserve Fund is valued at cost, which approximates fair value. Shares of the Transamerica Bond Fund, the Transamerica Equity Fund, the Transamerica Equity Index Fund, the Dodge & Cox Balanced Fund, the T. Rowe Price Equity Income Fund, and the American EuroPacific Growth Fund, are valued at the net asset value per share reported by the Fund on the last business day of the year.

       Investment transactions are accounted for on the date the securities are purchased or sold (trade date). Repurchases of shares within the Plan are accounted for at the net asset value on the day they are sold by employees or forfeited to the Plan. The unit price is calculated as the net asset value of the stock as listed in the New York Stock Exchange Composite Transactions as determined by the Plan administrator in a uniform and nondiscriminatory manner. The cost of shares sold or distributed is determined on an average cost basis. Dividend income from the Transamerica Corporation Common Stock Fund, Dodge & Cox Balanced Fund, T. Rowe Price Equity Income Fund and American EuroPacific Growth Fund is recorded on the ex-dividend date. Interest income from Transamerica Premier Cash Reserve Fund, Transamerica Fixed Income Fund, Northern Trust's Short Term Investment Fund (cash equivalent) and participant loans is accrued as earned. Interest charged on participant loans is at a fixed rate and is calculated at the Northern Trust prime rate plus one percent.

       Stock Distribution: On January 15, 1999 Transamerica Corporation effected a two-for-one stock split in the form of a special stock distribution to stockholders of record as of December 31, 1998. All Transamerica Corporation stock amounts herein have been restated to reflect the effect of this split.

     Expenses: All Plan administrative expenses are paid by the Corporation and its participating subsidiaries.

       Income Taxes: The Internal Revenue Service has issued a determination letter dated June 13, 1996, that the Plan qualifies under Section 401(a) of the Code and therefore the related trust is not subject to tax under present income tax law. Under a tax-qualified plan, participants are not subject to income tax on employer contributions, contributions made through salary deferrals, or income credited to their accounts until these amounts are distributed.

                            TRANSAMERICA CORPORATION
                          EMPLOYEES STOCK SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (Continued)

                                December 31, 1998


NOTE C--Reportable Transactions


     Changes in the Plan's investment in the Transamerica Corporation Common Stock Fund during each of the three years in the period ended December 31, 1998 are summarized as follows:

                                                  Shares               Cost
                                              -------------       -------------


Balance at December 31, 1995 ...........          6,149,610       $ 120,190,857
Purchases ..............................            560,546          21,015,013
Sale for transfer ......................           (198,250)         (3,695,996)
Sale for loan distribution .............            (61,412)         (1,473,526)
Sale for distributions .................           (420,510)         (8,228,446)
Sale for forfeiture ....................             (8,234)           (308,666)
                                              -------------       -------------

Balance at December 31, 1996 ...........          6,021,750         127,499,236
Purchases ..............................            435,930          20,114,149
Sale for transfer ......................           (333,786)         (6,667,008)
Sale for loan distribution .............            (54,622)         (1,425,115)
Sale for distributions .................           (722,634)        (15,339,431)
Sale for forfeiture ....................             (4,326)           (143,481)
                                              -------------       -------------

Balance at December 31, 1997 ...........          5,342,312         124,038,350
Purchases ..............................            430,190          23,561,569
Sale for transfer ......................           (214,224)         (5,986,374)
Sale for loan distribution .............            (32,794)         (1,003,181)
Sale for distributions .................           (521,828)        (11,769,717)
Sale for forfeiture ....................             (4,594)           (200,605)
                                              -------------       -------------

Balance at December 31, 1998 ...........          4,999,062       $ 128,640,042
                                              =============       =============

Page 18
                            TRANSAMERICA CORPORATION
                          EMPLOYEES STOCK SAVINGS PLAN

                    NOTES TO FINANCIAL STATEMENTS (Continued)

                                December 31, 1998



NOTE C--Reportable Transactions (Continued)

       During 1998, there was 1 open market purchase of Transamerica Corporation Common Stock totaling 30,174 shares at a cost of $1,512,319 and 11 open market sales of Transamerica Corporation Common Stock totaling 267,610 shares for $15,197,800. For the Transamerica Fixed Income Fund there were 168 purchases of fixed income fund shares totaling $16,902,151 and 901 sales of fixed income fund shares totaling $27,986,119. These constitute a series of transactions in excess of 5% of the current value of the Plan's assets, which are defined as category
(iii) reportable transactions under ERISA.

       Northern Trust Company, as Trustee for the Plan, temporarily invests certain cash receipts of the Plan in Northern Trust's Short Term Investment Fund prior to investing the funds in the participants' selected investments. During 1998, there were $44,071,470 in purchases of the Short Term Investment Fund and $41,572,893 in sales which constitutes a series of transactions in excess of 5% of the current value of the Plan's assets, and which are defined as category
(iii) reportable transactions under ERISA. The Plan incurred no expenses, and realized no gain or loss except for interest earned during the period the units were held by the Plan, on these transactions. There were no category (i), (ii) or (iv) reportable transactions during 1998.

NOTE D--Changes in Unrealized Appreciation (Depreciation) of Investments

       The changes in unrealized appreciation (depreciation) of investments result from fluctuations in the fair value of securities held. The following table shows the unrealized appreciation (depreciation) of investments at December 31, 1998, 1997 and 1996, and the changes in unrealized appreciation (depreciation).

                                                      TRANSAMERICA CORPORATION
                                                    EMPLOYEES STOCK SAVINGS PLAN

                                              NOTES TO FINANCIAL STATEMENTS (Continued)

                                                   December 31, 1998 (Part 1 of 2)



NOTE D--Changes in Unrealized Appreciation (Depreciation) of Investments (Continued)


                                                             Transamerica
                                                              Corporation                                              Transamerica
                                                                Common           Transamerica       Transamerica          Equity
                                                                Stock                Bond              Equity              Index
                                                                 Fund                Fund               Fund               Fund
                                                             -------------       -------------      -------------      -------------

          UNREALIZED APPRECIATION
            AT DECEMBER 31, 1995 ......................      $ 103,885,526       $     697,361      $   7,215,084      $   1,088,106

Net increase in unrealized
   appreciation in 1996 ...............................          6,474,360             110,391          7,161,534            972,163
                                                             -------------       -------------      -------------      -------------

          UNREALIZED APPRECIATION
            AT DECEMBER 31, 1996 ......................        110,359,886             807,752         14,376,618          2,060,269

Net increase in unrealized
   appreciation in 1997 ...............................         50,079,816             627,692         17,857,815          2,429,150
                                                             -------------       -------------      -------------      -------------

          UNREALIZED APPRECIATION
            AT DECEMBER 31, 1997 ......................        160,439,702           1,435,444         32,234,433          4,489,419

Net increase/(decrease) in unrealized
   appreciation in 1998 ...............................           (383,883)            691,456         28,885,020          3,263,742
                                                             -------------       -------------      -------------      -------------

          UNREALIZED APPRECIATION
            (DEPRECIATION) AT
            DECEMBER 31, 1998 .........................      $ 160,055,819       $   2,126,900      $  61,119,453      $   7,753,161
                                                             =============       =============      =============      =============


                                                      TRANSAMERICA CORPORATION
                                                    EMPLOYEES STOCK SAVINGS PLAN

                                              NOTES TO FINANCIAL STATEMENTS (Continued)

                                                   December 31, 1998 (Part 2 of 2)



NOTE D--Changes in Unrealized Appreciation (Depreciation) of Investments (Continued)


                                                                                  T. Rowe
                                                               Dodge               Price             American
                                                               & Cox               Equity           EuroPacific
                                                              Balanced             Income              Growth
                                                                Fund                Fund                Fund               Total
                                                            -------------       -------------      -------------       -------------

          UNREALIZED APPRECIATION
            AT DECEMBER 31, 1995 .....................      $     920,242       $   1,314,698      $                   $ 115,121,017

Net increase in unrealized
   appreciation in 1996 ..............................            811,346           1,514,999                             17,044,793
                                                            -------------       -------------      -------------       -------------

          UNREALIZED APPRECIATION
            AT DECEMBER 31, 1996 .....................          1,731,588           2,829,697                            132,165,810

Net increase in unrealized
   appreciation in 1997 ..............................          1,156,483           2,355,274                             74,506,230
                                                            -------------       -------------      -------------       -------------


          UNREALIZED APPRECIATION
            AT DECEMBER 31, 1997 .....................          2,888,071           5,184,971                            206,672,040

Net increase/(decrease) in unrealized
   appreciation in 1998 ..............................           (261,369)            257,595            (16,650)         32,435,911
                                                            -------------       -------------      -------------       -------------


          UNREALIZED APPRECIATION
            (DEPRECIATION) AT
            DECEMBER 31, 1998 ........................      $   2,626,702       $   5,442,566      $     (16,650)      $ 239,107,951
                                                            =============       =============      =============       =============




NOTE E--Subsequent Event (unaudited)

     On February 18, 1999, Transamerica announced that it had signed a merger agreement with AEGON N.V. (AEGON) providing for AEGON's acquisition of all of Transamerica's outstanding common stock for a combination of cash and AEGON stock worth $9.7 billion. The merger is expected to close during the summer of 1999.